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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Minera Andes Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

602910101
(CUSIP Number)

Michael D. Cannon, 3303 N. Sullivan Road, Spokane, WA 99216
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 5, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 602910101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). N. A. Degerstrom, Inc., 91-0698638

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 6,275,000 8. Shared Voting Power 9. Sole Dispositive Power 6,275,000 10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,275,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒

13.	Percent of Class Represented by Amount in Row (11) 17%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 602910101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Neal A. Degerstrom

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) USA	☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 8. Shared Voting Power 6,275,000 9. Sole Dispositive Power 10. Shared Dispositive Power 6,275,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,275,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒

13.	Percent of Class Represented by Amount in Row (11) 17%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 602910101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Joan Degerstrom

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 8. Shared Voting Power 6,275,000 9. Sole Dispositive Power 10. Shared Dispositive Power 6,275,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,275,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒

13.	Percent of Class Represented by Amount in Row (11) 17%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 3 to Schedule 13D is being filed on behalf of N.A. Degerstrom, Inc, Neal Degerstrom and Joan Degerstrom and supplements the Schedule 13D filed by such persons on July 21, 1998 and amended on December 6, 2000 and August 22, 2002 as follows:

Item 1.    Security and Issuer

This Statement relates to Common Stock (the “Common Stock”), of Minera Andes Inc., a corporation organized under the laws of Alberta, Canada (“Minera Andes”). Minera Andes’ principal executive offices are located at 3303 N. Sullivan Road, Spokane, Washington 99216.

Item 2.    Identity and Background

This Statement is filed by N.A. Degerstrom, Inc. (“Degerstrom”), a corporation organized under the laws of the State of Washington, Neal A. Degerstrom, President of Degerstrom, and Joan Degerstrom, Vice-President of Degerstrom, each of whose business address is 3303 N. Sullivan Road, Spokane, Washington 99216. Degerstrom’s principal business is contract mining and operation of mines in joint venture with other mining companies. During the past five years, neither Degerstrom, Neal A. Degerstrom nor Joan Degerstrom has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and none of them have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Set forth below are the names, principal occupations and citizenship of the executive officers and directors of Degerstrom. Except as otherwise noted below, the business address of each of the executive officers and directors of Degerstrom is 3303 N. Sullivan Road, Spokane, Washington 99216, and each executive officer and director is a citizen of the United States of America. During the past five years, none of the executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Name	Principal Occupation	Citizenship	Position with Degerstrom
Neal A. Degerstrom	President of Degerstrom	USA	President; Director

Joan Degerstrom	Vice President of Degerstrom	USA	Vice President; Director

Gary Craig	Vice President — Operations of Degerstrom	USA	Vice President — Operations; Director

Michael Cannon	Secretary/Treasurer of Degerstrom	USA	Secretary/Treasurer

Richard Stager	Vice President — Engineering of Degerstrom	USA	Vice President — Engineering

James Fish	Vice President — General Counsel of Degerstrom	USA	Vice President — General Counsel

Michael Coleman	Vice President — Environmental Services of Degerstrom	USA	Vice President — Environmental Services

Paul Hatfield	Vice President — Mining of Degerstrom	USA	Vice President — Mining

Item 3.    Source and Amount of Funds or Other Consideration

Pursuant to a Subscription Agreement dated November 30, 2000 by and between Degerstrom and Minera Andes, Degerstrom acquired 1,175,000 special warrants for an aggregate purchase price of CDN $235,000 (the “Special Warrants”). On August 22, 2002, Degerstrom exercised all 1,175,000 Special Warrants and received i) 1,175,000 shares of Minera Andes common stock and ii) common stock purchase warrants which may be exercised for 1,175,000 shares of Minera Andes common stock with an exercise price of CDN $0.25 per share.

This amendment No. 3 to Schedule 13D relates to the sale by Degerstrom of 1,175,000 shares of the Company’s common stock and the use of the sale proceeds to exercise warrants for 1,175,000 shares of the Company’s common stock.

Item 4.    Purpose of Transaction

The shares and warrants were acquired pursuant to Degerstrom’s exercise of the Special Warrants. The proceeds from the shares sold were used to exercise warrants to purchase 1,175,000 shares of the Company’s common stock.

Except as otherwise disclosed in this Statement, Degerstrom does not have any plans or proposals that relate to or would result in any of the following:

(a)    The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; except that Degerstrom has exercised its warrants for 1,175,000 shares of the Company’s common stock;

(b)    An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)    A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)    Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)    Any material change in the present capitalization or dividend policy of the Company;

(f)    Any other material change in the Company’s business or corporate structure;

(g)    Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)    Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)    A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)    Any action similar to those enumerated above.

Item 5.    Interest in Securities of the Issuer

(a) – (b) The following chart and accompanying notes state the aggregate number and percentage of shares of Minera Andes common stock beneficially owned and with respect to which the persons identified in Item 2 have power, sole or shared, to vote or direct disposition:

Party identified in Item 2	Shares beneficially owned (#)		Percentage of class	Shares over which there is sole power to vote (#)	Shares over which there is shared power to vote (#)	Shares over which there is sole power to direct disposition (#)	Shares over which there is shared power to direct disposition (#)
N.A. Degerstrom, Inc.	6,275,000		17	6,275,000	0	6,275,000	0

Neal A. Degerstrom	6,275,000	(1)(2)	17	0	6,275,000	0	6,275,000

Joan Degerstrom	6,275,000	(1)(2)	17	0	6,275,000	0	6,275,000

Notes:
(1)	Does not include 1,213,409 shares issuable pursuant to the Performance Right.

(2)	Shares are beneficially owned by virtue of control of N.A. Degerstrom, Inc., which controlling shares are held jointly by Neal A. Degerstrom and Joan Degerstrom as husband and wife.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to an Asset and Share Acquisition Agreement (the “Acquisition Agreement”) dated March 8, 1995, by and among Degerstrom, Minera Andes, Brian Gavin, Jorge Vargas, Enrique Rufino Marzari Elizalde, Minera Andes S.A., and NAD S.A., Degerstrom acquired 4,000,000 shares of Minera Andes common stock, and the right to receive 1,213,409 shares of Minera Andes common stock upon the satisfaction of certain performance criteria (the “Performance Right”), in exchange for the shares of Minera Andes S.A. and NAD S.A. owned by Degerstrom. Pursuant to the Acquisition Agreement, Minera Andes is obligated to issue to Degerstrom up to 1,213,409 shares of its common stock if any of the mining properties transferred to Minera Andes under the terms of the Acquisition Agreement reach Bankable Feasability (as that term is defined in the Acquisition Agreement).

Item 7.    Material to be Filed as Exhibits

The following documents are filed as exhibits:

7.1	Subscription Agreement between Minera Andes and Degerstrom dated November 30, 2000. (Incorporated by reference from Amendment No. 1 to Schedule 13D filed for the event on November 30, 2000.)

7.2
Asset and Share Acquisition Agreement between Minera Andes S.A., NAD S.A., Minera Andes, Degerstrom, Brian Gavin, Jorge Vargas and Enrique Rufino Marzari Elizalde, dated March 8, 1995, as amended on April 19, 1996. (Incorporated by reference to Exhibit 2.1 of Minera Andes Registration Statement on Form 10-SB (SEC File No. 000-22731)).

7

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 12, 2002

N.A. DEGERSTROM, INC.

By:	/S/ NEAL A. DEGERSTROM
Neal A. Degerstrom, President

/S/ NEAL A. DEGERSTROM NEAL A. DEGERSTROM

/S/ JOAN DEGERSTROM JOAN DEGERSTROM

EXHIBIT INDEX

Sequential Exhibit No.	Description

7.1	Subscription Agreement between Minera Andes and Degerstrom dated November 30, 2000. (Incorporated by reference from Amendment No. 1 to Schedule 13D filed for the event on November 30, 2000.)

7.2
Asset and Share Acquisition Agreement between Minera Andes S.A., NAD S.A., Minera Andes, Degerstrom, Brian Gavin, Jorge Vargas and Enrique Rufino Marzari Elizalde, dated March 8, 1995, as amended on April 19, 1996. (Incorporated by reference to Exhibit 2.1 of Minera Andes Registration Statement on Form 10-SB (SEC File No. 000-22731)).